BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

KERRY TAYLOR

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 1, 2025 11:42 AM Pacific Time

Incorporation Number: **BC0826059**

Recognition Date and Time: *Incorporated on May 26, 2008 06:21 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

KOLIBRI GLOBAL ENERGY INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
15TH FLOOR, 1111 WEST HASTINGS ST.
VANCOUVER BC V6E 2J3
CANADA

Delivery Address:
15TH FLOOR, 1111 WEST HASTINGS ST.
VANCOUVER BC V6E 2J3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
15TH FLOOR, 1111 WEST HASTINGS ST.
VANCOUVER BC V6E 2J3
CANADA

Delivery Address:
15TH FLOOR, 1111 WEST HASTINGS ST.
VANCOUVER BC V6E 2J3
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Regener, Wolf

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Urch, Douglas C.

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
O'Connor, Leslie

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Neuhauser, David

Mailing Address:
[redacted]

Delivery Address:
[redacted]

Last Name, First Name, Middle Name:
Templeton, Evan S.

Mailing Address:
[redacted]

Delivery Address:
[redacted]

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 19, 2018

AUTHORIZED SHARE STRUCTURE

1.	37,367,894	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
1.	No Maximum	Series 1 Preferred	Special Rights or Restrictions are attached
2.	No Maximum	Series 2 Preferred	Special Rights or Restrictions are attached
3.	No Maximum	Series 3 Preferred	Special Rights or Restrictions are attached